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                               [Jilin Letterhead]


March 23, 2006

Rufus Decker
Accounting Branch Chief
Scott Watkinson
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
USA

   RE: JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED (THE "COMPANY")
       FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004, FILE NO. 1-13750


Dear Messrs. Decker and Watkinson,

Reference is made to that certain letter (the "Response Letter") dated March 8, 2006 addressed to you and sent by our outside legal counsel, Morrison & Foerster, on our behalf, which was delivered in response to the comment letter provided by the Staff of the accounting division sent on January 17, 2006.

As requested by you, in connection with the delivery of the Response Letter, the undersigned hereby acknowledges on behalf of the Company the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission (the "Commission");

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions.


Sincerely,


By: /s/ Zhang Liyan
    -----------------
Zhang Liyan


cc: Yunfei Shao -- PricewaterhouseCoopers
    Steven L. Toronto -- Morrison & Foerster LLP
    Paul W. Boltz -- Morrison & Foerster LLP